Exhibit 99.1

Date: June 13, 2016	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: DXI ENERGY INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	June 28, 2016 (AMENDED)
Record Date for Voting (if applicable) :	June 28, 2016 (AMENDED)
Beneficial Ownership Determination Date :	June 28, 2016 (AMENDED)
Meeting Date :	August 3, 2016 (AMENDED)
598 - 999 Canada Place, Vancouver, B.C.,
Meeting Location (if available) :	V6C 3E1
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	23286A104	CA23286A1049

Sincerely,

Computershare
Agent for DXI ENERGY INC.